Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 22 July 2024

WOODSIDE TO ACQUIRE TELLURIAN AND DRIFTWOOD LNG

•	Creates a global LNG powerhouse

•	Attractive entry into scalable, fully permitted 27.6 million tonnes per annum (Mtpa) US LNG development option

•	Significant cash generation potential to underpin long-term shareholder returns

Woodside has entered into a definitive agreement to acquire all issued and outstanding common stock of Tellurian (NYSE: TELL) including its owned and operated US Gulf Coast Driftwood LNG development opportunity (“Driftwood LNG”).

The consideration for the transaction is an all-cash payment of approximately $900 million, or $1.00 per share of outstanding Tellurian common stock. The implied enterprise value is approximately $1,200 million.1 This represents an attractive entry into an opportunity with more than $1 billion of expenditure incurred to date.

“The acquisition of Tellurian and its Driftwood LNG development opportunity positions Woodside to be a global LNG powerhouse,” said Woodside CEO Meg O’Neill.

“It adds a scalable US LNG development opportunity to our existing approximately 10 Mtpa of equity LNG in Australia. Having a complementary US position would allow us to better serve customers globally and capture further marketing optimisation opportunities across both the Atlantic and Pacific Basins.

“The Driftwood LNG development opportunity is competitively advantaged. Woodside expects to leverage its global LNG expertise to unlock this fully permitted development and expand our relationship with Bechtel which is the EPC contractor for both Driftwood LNG and our Pluto Train 2 project in Australia.

[1]

Includes $50 million for Tellurian’s Series C Convertible Preferred equity shares, ~$90 million of net debt, a ~$90 million net working capital adjustment, ~$65 million for management and debt change of control costs. Does not include expected interim funding from signing to close or management construction incentive payment awards.

“Through this acquisition, we are delivering on our strategy to thrive through the energy transition. Woodside believes that LNG will play a key role in the energy transition and is well positioned to deliver the energy the world needs while delivering significant value to our shareholders.”

Strategic rationale

The acquisition of Tellurian and its Driftwood LNG development opportunity strengthens Woodside’s positioning to deliver on our strategy to thrive through the energy transition. The expected benefits of the acquisition include:

•	Expanding Woodside’s position as a leading independent LNG company;

•	Adding a high-quality, fully permitted US LNG development option to Woodside’s portfolio;

•	Leveraging Woodside’s LNG development, operations and marketing expertise to unlock the development and create value;

•	Enabling value creation from marketing optimisation with geographic diversification;

•	Increasing long-term cashflow generation potential with a phased development to manage investment decisions aligned with Woodside’s capital allocation framework; and

•	Supporting Woodside’s carbon competitiveness through increased exposure to LNG and potential to reduce the average Scope 1 and 2 emissions intensity of Woodside’s LNG portfolio.

Woodside’s target of reducing net equity Scope 1 and 2 emissions by 2030, and aspiration for net zero by 2050, are unchanged.2

Driftwood LNG

Driftwood LNG is a fully permitted, pre-final investment decision (FID) development opportunity located near Lake Charles, Louisiana. The current development plan comprises five LNG trains through four phases, with a total permitted capacity of 27.6 Mtpa.

The foundation development includes Phase 1 (11 Mtpa) and Phase 2 (5.5 Mtpa). Woodside is targeting FID readiness for Phase 1 of the Driftwood LNG development opportunity from the first quarter of 2025.

The Driftwood LNG development opportunity is competitively advantaged:

•

The development is fully permitted, and has a valid non-free trade agreement (FTA) export authorisation. The development also recently received an extension of its Federal Energy Regulatory Commission (FERC) authorisation;

•

The design is cost and carbon competitive. Woodside expects development costs of ~$900-960/tonne for Phase 1 and 2.[3] The contracting strategy is a lump-sum turnkey contract with LNG contractor Bechtel; and

•

Construction has commenced, with pilings for Trains 1 and 2 complete, foundation work in progress and pilings underway for the LNG tanks. The progress on ground work reduces the risk to EPC timeline and cost.

[2]

Woodside’s net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021.

[3]	Includes EPC (engineering, procurement, construction), owner’s costs and contingency costs. Excludes pipeline costs.

Transaction details

Under the proposed transaction Woodside, or a wholly owned subsidiary of Woodside, will acquire 100% of the issued and outstanding shares of common stock of Tellurian Inc. (“Tellurian”).

Tellurian’s Board of Directors has approved the transaction and has recommended that its shareholders approve the transaction. The transaction is targeting completion in the fourth quarter of the 2024 calendar year.

The transaction is subject to satisfaction of customary conditions precedent, including maintenance of validity for existing authorisations (e.g. Department of Energy (DOE) and FERC), Tellurian shareholder approval, regulatory approval and other approvals.

In connection with entry into a binding agreement to acquire Tellurian, Woodside will provide a loan to Tellurian of up to $230 million to ensure Driftwood LNG site activity and de-risking activities maintain momentum prior to completion of the transaction. The loan is secured by a first priority lien over the borrower’s assets subject to customary exclusions. The latest maturity date for the loan is 15 December 2024 or the date of transaction completion.

Woodside’s sole financial adviser is PJT Partners and its legal adviser is Norton Rose Fulbright.

About Woodside

Woodside led the development of the LNG industry in Australia. With a focused portfolio, Woodside is recognised for its world-class capabilities as an integrated upstream supplier of energy. Woodside’s proven track record and distinctive capabilities are underpinned by 70 years of experience.

About Tellurian

Tellurian aims to generate shareholder value by establishing a competitive LNG enterprise, effectively supplying natural gas to customers worldwide. Headquartered in Houston, Texas, Tellurian is developing Driftwood LNG, an approximately 27.6 Mtpa LNG export facility and associated pipeline.

Teleconference

A conference call providing an overview of the transaction with a question and answer session will be hosted by Woodside CEO and Managing Director Meg O’Neill on Monday, 22 July 2024 at 08:00 AWST/10:00 AEST (19:00 CDT Sunday, 21 July 2024).

We recommend participants pre-register five to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-ann-2024/ to listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10040740-jh78y6.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

An investor presentation follows this announcement and will be referred to during the conference call. It will also be made available on the Woodside website (www.woodside.com) and has today been submitted to the FCA National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the transcript of the conference call will also be submitted to the National Storage Mechanism and will be available for inspection at the web address set out above following the conclusion of the conference call.

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster (Australia)
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com
Rob Young (United States) M: +1 281 790 2805 E: robert.young@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations is responsible for release of this announcement.

Forward-looking statements

This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding Woodside’s proposed acquisition of Tellurian, the development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, investment expenditure and gas hub exposure for 2024, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘pathway’, ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective beneficiaries. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the occurrence, or failure or certain events to occur, of any event, change or other circumstances that could give rise to the termination of the merger agreement with Tellurian; the risk that the closing conditions for the acquisition of Tellurian will not be satisfied, including the risk that regulatory approvals will not be obtained, the risk that Tellurian shareholder approval will not be obtained, the possibility that the transaction will not be completed in the expected timeframe or at all, potential adverse effects to the businesses of Tellurian during the pendency of the transaction, the risk of security holder litigation relating to the transaction, including resulting expense or delay, the potential that the expected benefits and opportunities of the acquisition, if completed, may not be realised or may take longer to realize than expected; challenges inherent in the development of LNG facilities, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine or the Middle East) on economic activity and oil and gas supply and demand, cost estimates, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Important additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Tellurian by an affiliate of Woodside. In connection with the proposed transaction, Tellurian intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including

Tellurian’s proxy statement in preliminary and definitive form. Promptly after filing the definitive proxy statement, Tellurian will mail the definitive proxy statement and a proxy card to the stockholders of Tellurian.

INVESTORS AND SECURITY HOLDERS OF TELLURIAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING TELLURIAN’S PROXY STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Investors and security holders of Tellurian are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov or free of charge from Tellurian on Tellurian’s investor relations website at https://tellurianinc.com/.

Participants in the solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Woodside, Tellurian and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Tellurian in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Woodside’s directors and executive officers in the Woodside Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 27, 2024. Security holders may obtain information regarding the names, affiliations and interests of Tellurian’s directors and executive officers in Tellurian’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “Tellurian Proxy Statement”), which was filed with the SEC on April 25, 2024, under “Proposal 1—Election of Directors to the Company’s Board—Background Information About the Nominees and Other Directors,” “Proposal 1—Election of Directors to the Company’s Board—Executive Officers,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent that holdings of Tellurian’s securities have changed since the amounts printed in the Tellurian Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Tellurian’s transactions with related persons is set forth under the caption “Certain Relationships and Related Party Transactions” in the Tellurian Proxy Statement. Additional information regarding the interests of such individuals in the proposed transaction will be included in the definitive proxy statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Woodside’s website at www.woodside.com/investors and Tellurian’s website at https://tellurianinc.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

Climate strategy and emissions data

All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.

Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.

For more information on Woodside’s climate strategy and performance, including further details regarding Woodside’s targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as “lower carbon” under Woodside’s climate strategy. A full glossary of terms used in connection with Woodside’s climate strategy is contained in the CTAP.

WOODSIDE TO ACQUIRE TELLURIAN AND DRIFTWOOD LNG 22 July 2024 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). • Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, or undertakes to, or assumes any known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its obligation to, provide any additional information or update or revise any information or forward-looking statements in this related bodies corporate and their respective beneficiaries. Important factors that could cause actual results to differ materially presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, from those in the forward-looking statements include, but are not limited to, the occurrence, or failure or certain events to occur, future events, changes in Woodside’s expectations or otherwise. of any event, change or other circumstances that could give rise to the termination of the merger agreement with Tellurian; the risk • This presentation may contain industry, market and competitive position data that is based on industry publications and studies that the closing conditions for the acquisition of Tellurian will not be satisfied, including the risk that regulatory approvals will not conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these be obtained, the risk that Tellurian shareholder approval will not be obtained, the possibility that the transaction will not be publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently completed in the expected timeframe or at all, potential adverse effects to the businesses of Tellurian during the pendency of the verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or completeness transaction, the risk of security holder litigation relating to the transaction, including resulting expense or delay, the potential that of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data the expected benefits and opportunities of the acquisition, if completed, may not be realised or may take longer to realise than contained in this presentation. expected; challenges inherent in the development of LNG facilities, fluctuations in commodity prices, actual demand for Woodside • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine No offer or advice or the Middle East) on economic activity and oil and gas supply and demand, cost estimates, and the effect of future regulatory or • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. markets. • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular • A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the taxation and other professional advice before making any investment decision. Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these • This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in risks when considering the information contained in this presentation. whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained • Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into may vary materially from those expressed in, or implied by, any forward-looking statements. any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or Important additional information and where to find it distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to • This communication may be deemed to be solicitation material in respect of the proposed acquisition of Tellurian Inc. (“Tellurian”) comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability by an affiliate of Woodside. In connection with the proposed transaction, Tellurian intends to file relevant materials with the U.S. to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Securities and Exchange Commission (“SEC”), including Tellurian’s proxy statement in preliminary and definitive form. Promptly after filing the definitive proxy statement, Tellurian will mail the definitive proxy statement and a proxy card to the stockholders of Forward-looking statements Tellurian. • This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, • INVESTORS AND SECURITY HOLDERS OF TELLURIAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, results of operations and financial condition, including, for example, but not limited to, statements regarding Woodside’s INCLUDING TELLURIAN’S PROXY STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN proposed acquisition of Tellurian Inc. (“Tellurian”), the development, completion and execution of Woodside’s projects, IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, • Investors and security holders of Tellurian are or will be able to obtain these documents (when they are available) free of charge expectations and guidance with respect to production, investment expenditure and gas hub exposure for 2024, and expectations from the SEC’s website at www.sec.gov or free of charge from Tellurian on Tellurian’s investor relations website at regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than https://tellurianinc.com/. statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward- looking words such as ‘pathway’, ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or 2

Disclaimer, important notes and assumptions (continued)

Participants in the solicitation

- This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Woodside, Tellurian and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Tellurian in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Woodside's directors and executive officers in the Woodside Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 27, 2024. Security holders may obtain information regarding the names, affiliations and interests of Tellurian's directors and executive officers in Tellurian's definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the "Tellurian Proxy Statement"), which was filed with the SEC on April 25, 2024, under "Proposal 1 -- Election of Directors to the Company's Board --Background Information About the Nominees and Other Directors," "Proposal 1 -- Election of Directors to the Company's Board --Executive Officers," "Compensation Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management." To the extent that holdings of Tellurian's securities have changed since the amounts printed in the Tellurian Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Tellurian's transactions with related persons is set forth under the caption "Certain Relationships and Related Party Transactions" in the Tellurian Proxy Statement. Additional information regarding the interests of such individuals in the proposed transaction will be included in the definitive proxy statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC's website at www.sec.gov, Woodside's website at www.woodside.com/investors and Tellurian's website at https://tellurianinc.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

Disclosure of reserve information and cautionary note to US investors

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. As noted above, Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
- The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves", "Best Estimate (2C) Contingent Resources", "Reserves and Contingent Resources", "Proved plus Probable", "Developed and Undeveloped", "Probable Developed", "Probable Undeveloped", "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside's most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.
- For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as "lower carbon" under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP.

Non-IFRS Financial Measures

- Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, EBITDA excluding impairment, Gearing, Underlying NPAT, Underlying EPS, Net debt, Free cash flow, Cash margin, Capital expenditure, and Exploration expenditure. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside's Annual Report for the period ended 31 December 2023.
- Woodside's management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.
- Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3

Woodside Energy

Acquisition creates a global LNG powerhouse Attractive entry into a scalable, fully permitted, 27.6 Mtpa US LNG development option Providing with a cost-competitive phased development plan energy Pathway to material complementary presence in the Atlantic Basin, enabling value and arbitrage opportunities across the Atlantic and Pacific Basins Creating and returning value Leverages Woodside’s LNG development, operations and marketing expertise to unlock the development, optimise and create value Pathway to significant cash generation underpinning long-term shareholder returns Conducting our business sustainably Sustainability focus through Driftwood LNG’s emissions design-out features and potential to reduce average Scope 1 and 2 emissions intensity of Woodside’s LNG portfolio 4

Compelling transaction with shareholder value potential

Transaction overview

- All-cash acquisition of Tellurian (NYSE-listed)
- Consideration of an all cash payment of ~$900 million, or $1.00 per outstanding share of Tellurian common stock
- Implied enterprise value of ~$1,200 million[1]
- Loan to Tellurian of up to $230 million for interim project funding to ensure continued development momentum[2]

Scope

- Includes the fully permitted, pre-FID Driftwood LNG development opportunity, proposed Driftwood pipeline, and additional 780-acre Site II for future optionality[3]
- Current Driftwood LNG development plan comprises five LNG trains through four phases, with a total permitted capacity of 27.6 Mtpa
- Foundation development includes Phase 1 (11 Mtpa) and Phase 2 (5.5 Mtpa)
- More than $1 billion of expenditure incurred to date, with site construction commenced

Conditions and timing

- Subject to satisfaction of customary conditions precedent including regulatory and other approvals
- Subject to Tellurian shareholder approval
- Transaction expected to complete in Q4 2024
- Targeting FID readiness for Phase 1 of the Driftwood LNG development from Q1 2025

1. Includes $50 million for Tellurian's Series C Convertible Preferred equity shares, ~$90 million of net debt, a $90 million net working capital deficit, $65 million for management and debt change of control costs. Does not include expected interim funding from signing to close or management construction incentive payment awards.
2. The latest maturity date for the loan is 15 December 2024 or the date of transaction completion.
3. Unpermitted.

5

Woodside Energy

Increases LNG portfolio and geographical diversification

Atlantic LNG

Operated

	Stage / capacity (100%)	
Driftwood LNG (Phase 1 and 2)	Pre-FID	16.5 Mtpa
Driftwood LNG (Phase 3 and 4)	Pre-FID	11.1 Mtpa

Merchant

	Stage / offtake amount	
Corpus Christi[1]	Producing	0.85 Mtpa
Commonwealth LNG[2]	Pre-FID	2.5 Mtpa

Future growth

Calypso

○ Operating
◌ Under construction/not sanctioned



Corpus Christi
Driftwood LNG
Commonwealth LNG
Mexico Pacific
Calypso
Sunrise
Browse
North West Shelf
Scarborough
Pluto LNG
Wheatstone

Pacific LNG

Operated

	Stage / equity interest	
NWS Project	Producing	5.6 Mtpa
Pluto LNG	Producing	4.4 Mtpa
Scarborough (targeting first LNG 2026)	Under construction	6.0 Mtpa[3]

Non-operated

	Stage / equity interest	
Wheatstone[4]	Producing	1.2 Mtpa

Merchant

	Stage / offtake amount	
Mexico Pacific[5]	Pre-FID	1.3 Mtpa

Future growth

Browse

Sunrise

Improves positioning with buyers and enables further marketing optimisation

Expands high-quality LNG asset base

1. Refer to announcement titled 'Corpus Christi Liquefaction LLC conditions satisfied', released 14 May 2015.
2. Refer to media announcement titled 'Commonwealth LNG signs agreements with Woodside', released 5 September 2022.
3. Includes up to 3 Mtpa (gross), 2.25 Mtpa (equity interest) processed through Pluto Train 1.
4. Woodside's 13% non-operated interest in the Wheatstone Project includes the offshore platform, the pipeline to shore and the onshore plant, but excludes the Wheatstone and lago fields and subsea infrastructure. Woodside also has a 65% interest in the Julimar Development Project.
5. Refer to announcement titled 'Woodside and Mexico Pacific sign LNG supply agreement', released 6 December 2023.

6

Woodside Energy

Driftwood LNG is a high-quality, scalable development option LA Lake Charles TX Driftwood LNG is fully permitted for 27.6 Driftwood LNG Mtpa Cameron Lump-sum turnkey EPC contract strategy with LNG contractor Bechtel Globally advantaged supply source Port Arthur leveraging abundant low-cost US feedgas, Tellurian Site II Commonwealth with multiple connection points Golden Pass Sabine Pass Site II could allow for an additional 30 1 Mtpa in the future Equipment & Liquefaction EPC contractor technology supplier technology supplier 1. Subject to obtaining necessary permits and export authorisation. 7

Phased development allows flexibility 27.6 Mtpa Cumulative Proposed foundation capacity development 22 Mtpa Train 5 Targeting FID readiness for Phase 1 from Q1 (Mtpa) 2025. Pathway to achieving capital allocation Train 4 16.5 Mtpa framework Train 3 11 Mtpa Cost competitive at ~$900-960/tonne for 1 Phase 1 and 2 Train 2 Train 1 Potential returns for future phases benefit from foundation development common Phase 1 Phase 2 Phase 3 Phase 4 infrastructure 3 3 +235,000m +Berth 2 2 x 235,000m storage tank storage tanks Expecting to bring in high-quality partners; Key facilities/ pipeline +Berth 3 targeting equity sell-down of ~50% Berth 1 +32 mile 42” line 37 mile 42” line 1. Current assumption subject to full notice to proceed with EPC contractor. Includes EPC, owner’s costs and contingency costs. Excludes pipeline. 8

Development concept leverages best-in-class technology

Trains 1-3 (5.5 Mtpa per train)

- Engineering, procurement and construction (EPC) contract awarded to Bechtel
- Chart IPSMR liquefaction technology; Chart IPSMR process is a more efficient evolution of proven single-mixed-refrigerant processes
- 12x high efficiency LM6000 PF+ aeroderivative gas turbines for refrigerant drivers (four per train)
- Baker Hughes mixed refrigerant compressors and control units
- Flareless restart without gas recycle

Pipeline

- 37 mile pipeline is fully permitted
- Permitted interconnections provide flexibility in source of gas
- Baker Hughes electric drive ICL zero-emissions compressors; best-in-class for minimising CO_2-e and methane emissions[1]


Proposed
Driftwood LNG site

Phase 1 – Trains 1 and 2

Phase 2 – Train 3

1. Integrated compression line = ICL. Zero-emissions during operation and pressurised stand by. Being an electrical driven compressor, emissions are proportional to electrical grid power generation emissions. In the case of green electrical power, ICL is reducing up to 99% of emissions compared to gas-fired solutions. As defined by Baker Hughes.

9

Woodside Energy

Driftwood LNG is advanced with construction commenced Permits and contracting ▪ All permits in place ▪ Lump-sum turnkey EPC contract strategy; with LNG contractor Bechtel Trains 2 and 3 Train 1 ▪ Gas turbine and LNG compressor ▪ Piling underway foundations complete ▪ Cryogenic rack foundations underway ▪ Coldbox and pre-treatment foundations complete LNG tanks 1 and 2 Other ▪ Rough grading complete▪ Clearing: >95% complete for Phase 1 Driftwood LNG site progress ▪ Tank 2 pipe rack and boil off gas ▪ Utilities: rough grading and foundation (BOG) piling complete piling complete ▪ LNG tanks 1 and 2 piling complete▪ Flare area: piling commenced 10

Leveraging Woodside’s LNG expertise to unlock Driftwood LNG Operational excellence Project track record Marketing capability Demonstrated capability in LNG plant Strong reputation as a reliable energy 35 years of LNG operations development supplier World-class reliability Long-term relationships with Bechtel Long-term relationships with and other key contractors (e.g. Baker customers Proven ability to increase plant Hughes) capacity through de-bottlenecking Experienced marketing and trading Strong project management capabilities teams with global relationships 11

Differentiated approach to US LNG increases margins Shipping and LNG value chain Gas sourcing Liquefaction trading Portfolio approach for marketing allows Infrastructure model▪ Operator receives a fixed toll for liquefaction of third-party volumes 1 Typical US LNG flexibility in contract duration, and oil and gas ▪ Offtakers market the volumes price indexation Enabled by long-term shipping positions, Integrated model ▪ Upstream owners exposed to full value chain 2 Typical Australian LNG trading capability and deep customer relationships Strong balance sheet enables us to optimise ▪ Gas to be sourced from abundant US gas market Woodside’s proposed value across the portfolio ▪ LNG feeds Woodside’s marketing portfolio with option for some tolling approach to Driftwood 3 volumes Leverages elements of integrated model to ▪ Expecting to bring in high-quality partners; targeting equity sell-down increase margin of ~50% 12

A material Atlantic LNG position would enable marketing optionality Volatility in LNG markets enables optimisation and arbitrage Historical US Gulf Coast Netbacks from JKM, European Gas Marker and Brent ($US/MMbtu) 70 Diversification in the Atlantic and Pacific Basins unlocks marketing optimisation 60 and arbitrage potential 50 Diversity of price indices to manage commodity exposure 40 Long shipping position with mix of long- 30 term, mid-term and newbuilds 20 Multiple inbounds from Asian, European end-users, as well as LNG portfolio 10 players and US E&Ps 0 2010 2012 2014 2016 2018 2020 2022 2024 1,4 2,4 3,4 JKM netback European gas marker netback 12-14% Brent range 1. JKM Netback from Japan. 2. EU Gas Marker Netback from Netherlands, uses NBP 2010-2017 & TTF from 2018, and includes regasification fee. 13 3. 12-14% Brent represents the average range of long-term contract pricing. 4. Shipping costs based on Woodside portfolio average.

Disciplined investment through capital management framework Capital management framework No change to dividend policy; continued capacity to pay strong Special dividends Safe, dividends Dividend reliable Strong policy Investment Share buy-backs and low balance (minimum expenditure 50% payout cost sheet Phased development allows ratio) operations Future investment management of investment decisions Excess cash Pathway to significant cash flow generation to underpin future Investment Maintain dividend based on NPAT Targeting 10-20% shareholder returns grade credit excluding non-recurring items, gearing through rating targeting 50-80% payout ratio the cycle 14

LNG is well positioned in the energy transition Growing demand across both the Atlantic and Pacific Basins 1 Demand drivers LNG demand by region (Mtpa) 700 ▪ Customers’ decarbonisation goals >50% 600 ▪ Energy security 500 ▪ Gas as firming power for renewables >60% 400 Pacific Basin Supply pressures 300 ▪ Regulatory environments 200 ▪ Project execution delays 100 Atlantic Basin ▪ Geopolitical Boil Off Gas 0 2000 2010 2020 2030 15 1. Wood Mackenzie LNG Tool (1Q24).

Driftwood supports Woodside's carbon competitiveness

Design-out features

- Flareless restart
- Methane reduction measures and design to minimise leakage
- SOX and NOX reduction
- US-first electric drive pipeline compressors

Potential to reduce the average emissions intensity of Woodside's LNG portfolio[1]



Scope 1 and 2 gross emission intensity (kg CO_2-e/boe production)
50
40
30
20
10
0
Woodside 2023 LNG plants
Woodside 2023 portfolio
Driftwood LNG facility[2]

Favourable future decarbonisation pathways

- Potential CCS solutions
- Phased development allows incorporation of technology advancements
- Supportive State and Federal policy

Woodside's existing emissions reduction targets and net zero aspiration remain unchanged[3]

1. Scope 1 and 2 gross equity greenhouse gas emissions intensity. Woodside LNG plant emissions intensity refers to intensity of production of the LNG product only.
2. Estimate based on information provided by Tellurian.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the Glossary starting on page 22 and the section on decarbonisation strategy starting on page 13 of Woodside's Climate Transition Action Plan and 2023 Progress Report for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

16 Woodside Energy

Acquisition creates a global LNG powerhouse Attractive entry into a scalable, fully permitted, 27.6 Mtpa US LNG development option Providing with a cost-competitive phased development plan energy Pathway to material complementary presence in the Atlantic Basin, enabling value and arbitrage opportunities across the Atlantic and Pacific Basins Creating and returning value Leverages Woodside’s LNG development, operations and marketing expertise to unlock the development, optimise and create value Pathway to significant cash generation underpinning long-term shareholder returns Conducting our business sustainably Sustainability focus through Driftwood LNG’s emissions design-out features and potential to reduce average Scope 1 and 2 emissions intensity of Woodside’s LNG portfolio 17

Q&A

APPENDIX

Our strategy is to thrive through the energy transition

Thrive through the energy transition



Profitable
Lower Carbon[1]
Resilient
Low cost
Diversified
OPTIMISE VALUE AND SHAREHOLDER RETURNS

Goals which drive our strategic direction

Providing energy through a high-quality portfolio, geographically advantaged to meet growing LNG demand[2]

Creating and returning value through disciplined capital management

Conducting our business sustainably through contribution to environment and communities

1. For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim.
2. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.

20
Woodside Energy

Disciplined capital allocation framework

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions: hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[3]			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to Woodside's Climate Report 2022 (glossary starting on page 59 and the section on decarbonisation strategy starting on page 28) for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

21
Woodside Energy

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[1]
FEED	Front-end engineering design
FID	Final investment decision
Flaring	The controlled burning of gas found in oil and gas reservoirs
FPSO	Floating production storage and offloading
FPU	Floating production unit
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[2]

IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JKM	Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan.
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Cash and undrawn facilities
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
2. Convention on Biological Diversity (1992).

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Glossary

Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
PRRT	Petroleum resource rent tax
Reserves replacement	Reserves replacement is the extent to which the year's production has been replaced by reserves added to our reserve base. This includes changes resulting from extensions and discoveries, transfers, revisions to previous estimates, and acquisitions and divestments
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]

Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[2]
Short-, medium and long-term	This report refers to ranges of time as follows: short-term means from now until 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to "near-term" and "medium-term" in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets
Sustainability (including sustainable and sustainably)	References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
TTF	Title transfer facility
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries
YTD	Year to date

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com